

Mail Stop 4720

May 4, 2016

Bill Chaaban
Chief Executive and Chief Financial Officer
CEN Biotech, Inc.
20 North Rear Rd.
Lakeshore, Ontario Canada

>   **Re: CEN Biotech, Inc.**
>   **Amendment No. 4 to Form 10-12G**
>   **Filed April 12, 2016**
>   **File No. 000-55557**

Dear Mr. Chaaban:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   We note your responses to prior comments two, three and four and refer to the guidance provided by the Division of Corporation of Finance in Staff Legal Bulletin No. 4 (Sept. 16, 1997). Based on your responses and revised information statement disclosures, we continue to question the absence of Securities Act registration of the spin-off distribution, including, without limitation, because: (i) the distribution of CEN Biotech shares to Creative Edge Nutrition holders was not a *pro rata* distribution; (ii) adequate information was not distributed to shareholders by the date of the spin-off and (iii) neither class of securities was registered under the Exchange Act at the time of the spin-off. Accordingly, please confirm that you will consider potential Section 5 claims relating to the spin-off and whether disclosure is required in future Exchange Act reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joseph Siciliano, Esq.